Exhibit E

______ __, 2015
Dear Shareholder:

Morgan Creek Global Equity Long/Short Institutional Fund (the “Institutional Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Institutional Fund (the “Shares”). The Institutional Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on September 4, 2015 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Institutional Fund under the terms of the Offer (determined in accordance with the terms of the Offer, as of December 31, 2015) (the “Maximum Purchasable Amount”), the Institutional Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable Amount will be purchased by the Institutional Fund, and the Institutional Fund accepts your tender as so proportionately reduced. If you tender an amount that would cause your capital account balance to fall below the required minimum, the Institutional Fund reserves the right to reduce the amount to be purchased from you so that the required minimum balance is maintained.

You have been paid __% of the purchase price based on the unaudited net asset value of the Institutional Fund as of ______ __, 2015, in accordance with the terms of the tender offer. This payment has been made in cash wired directly to the account in which you held your Shares, valued at net asset value in accordance with the Prospectus of the Institutional Fund dated July 29, 2015.

The balance of the purchase price, if any, will be paid to you no later than immediately after the completion of the Institutional Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit for the Institutional Fund’s financial statements will be completed by the end of May 2016.

You remain a Shareholder of the Institutional Fund with respect to any of Shares which the Institutional Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to Morgan Creek Capital Management, LLC, acting in its capacity as the investor support services agent for the Institutional Fund, at (919) 933-4004.

Sincerely,

Morgan Creek Global Equity Long/Short Institutional Fund

Enclosure

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